

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Ms. Katherine Ostruszka
Chief Financial Officer and Controller
Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

> **Re:** **Marine Growth Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed May 12, 2011**
> **File No. 333-128077**

Dear Ms. Ostruszka:

We have reviewed your response letter filed November 9, 2011 and have the following comment.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 13

1. We have reviewed your response to our prior comment one. However, we note that the revised disclosure that you have proposed to include in "Item 9A" still does not include a separate section that discusses management's evaluation of the company's disclosure controls and procedures or the principal executive and principal financial officers' conclusion regarding the effectiveness of those controls and procedures. As such, we reissue our prior comment. Please refer to Item 9A of the Form 10-K and Item 307 of Regulation S-K for guidance.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding the comment on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief